Sue Veres Royal

Chief Executive Officer

178 Columbus Ave., P.O. Box 231143

New York, NY 10023

Telephone: 202-302-6703

September 15, 2020

United States Security & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Keira Nakada

Lyn Shenk

Scott Anderegg

Jennifer Lopez-Molina

Re:

The BeBop Channel Corporation

Form 1-A Registration Statement ACCESSION NUMBER: 0001814102-20-000006 FILE NUMBER 367-00246

CIK No. 0001814102

Originally filed on 05-Jun-2020 20:31

Request for Qualification

Requested Date:	September 18, 2020
Requested Time:	2:00 PM Eastern Time

Ladies and Gentlemen:

The BeBop Channel Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to qualify the above-captioned Registration Statements on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant may orally modify or withdraw this Qualification Request.

Registrant hereby acknowledges that:

Should the Commission of the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, qualify the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and/or qualifications as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such qualification by telephone call to Ms. Veres at 202.302.6703.

Sincerely,

The BeBop Channel Corporation

By:

/s/ Susan Veres

Susan Veres (Sue Veres Royal)
Chief Executive Officer